Roadzen Inc.

111 Anza Boulevard

Suite 109

Burlingame, CA 94010

December 3, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Roadzen Inc. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed November 28, 2025
File Number 333-291840

Dear Sir/Madam:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Friday, December 5, 2025, or as soon thereafter as practicable.

Very truly yours,

ROADZEN INC.

By:	/s/ Jean-Noël Gallardo
Name:	Jean-Noël Gallardo
Title:	Chief Financial Officer

cc:	Jason Simon, Esq.
Greenberg Traurig, LLP